SUB-ITEM 77E: Exhibits
                  SELIGMAN TIME HORIZON/HARVESTER SERIES, INC.

In late 2003, J. & W. Seligman & Co. Incorporated (the "Manager") conducted an extensive internal review in response to public announcements concerning frequent trading in shares of open-end mutual funds. As of September 2003, the Manager had one arrangement that permitted frequent trading in the Seligman mutual funds. This arrangement was in the process of being closed down by the Manager before the first proceedings relating to trading practices within the mutual fund industry were publicly announced. Based on a review of the Manager's records for 2001 through 2003, the Manager identified three other arrangements that had permitted frequent trading in the Seligman mutual funds. All three had already been terminated prior to the end of September 2002.

The results of the Manager's internal review were presented to the Independent Directors of all the Seligman registered investment companies (the "Seligman Funds"). In order to resolve matters with the Independent Directors relating to the four arrangements that permitted frequent trading, the Manager, in May 2004, made payments to three mutual funds and agreed to waive a portion of its management fee with respect to another mutual fund (none of which was the Registrant).

Beginning in February 2004, the Manager was in discussions with the New York staff of the Securities and Exchange Commission ("SEC") and the Office of the New York Attorney General ("Attorney General") in connection with their review of frequent trading in certain of the Seligman Funds. No late trading is involved. This review was apparently stimulated by the Manager's voluntary public disclosure of the foregoing arrangements in January 2004. In March 2005, negotiations to settle the matter were initiated by the New York staff of the SEC. After several months of negotiations, tentative agreement was reached, both with the New York staff of the SEC and the Attorney General, on the financial terms of a settlement. However, settlement discussions with the Attorney General ended when the Attorney General sought to impose operating conditions on the Manager that were unacceptable to the Manager, would have applied in perpetuity and were not requested or required by the SEC. Subsequently, the New York staff of the SEC indicated that, in lieu of moving forward under the terms of the tentative financial settlement, the staff was considering recommending to the Commissioners of the SEC the instituting of a formal action against the Manager, Seligman Advisors, Inc. and Seligman Data Corp. (together, "Seligman").

Seligman believes that any action would be both inappropriate and unnecessary, especially in light of the fact that Seligman previously resolved the underlying issue with the Independent Directors of the Seligman Funds and made recompense to the affected Seligman Funds.

Immediately after settlement discussions with the Attorney General ended, the Attorney General issued subpoenas to certain of the Seligman Funds and their directors. The subpoenas sought various Board materials and information relating to the deliberations of the Independent Directors as to the advisory fees paid by the Seligman Funds to the Manager. The Manager objected to the Attorney General's seeking of such information and, on September 6, 2005, filed suit in federal district court seeking to enjoin the Attorney General from pursuing a fee inquiry. Seligman believes that the Attorney General's inquiry is improper because Congress has vested exclusive regulatory oversight of investment company advisory fees in the SEC.

At the end of September 2005, the Attorney General indicated that it intended to file an action at some time in the future alleging, in substance, that the Manager permitted other persons to engage in frequent trading other than the arrangements described above and, as a result, the prospectus disclosure of the Seligman Funds is and has been misleading.

On September 26, 2006, the Attorney General commenced a civil action in New York State Supreme Court against J. & W. Seligman & Co. Incorporated, Seligman Advisors, Inc., Seligman Data Corp. and Brian T. Zino (President of the Manager and the Seligman Funds), reiterating, in substance, the foregoing claims and various other related matters. The Attorney General also claims that the fees charged by Seligman are excessive. The Attorney General is seeking damages and restitution, disgorgement, penalties and costs (collectively, "Damages"), including Damages of at least $80 million relating to alleged timing occurring in the Seligman Funds and disgorgement of profits and management fees, and injunctive relief. Seligman and Mr. Zino believe that the claims are without merit and intend to defend themselves vigorously.

Any resolution of these matters with regulatory authorities may include, but not be limited to, sanctions, penalties, injunctions regarding Seligman, restitution to mutual fund shareholders or changes in procedures. Any Damages will be paid by Seligman and not by the Seligman Funds. If Seligman is unsuccessful in its defense of these proceedings, it and its affiliates could be barred from providing services to the Seligman Funds, including serving as an investment adviser for the Seligman Funds and principal underwriter for the open-end Seligman Funds. If these results occur, Seligman will seek exemptive relief from the SEC to permit it and its affiliates to continue to provide services to the Seligman Funds. There is no assurance that such exemptive relief will be granted.

Seligman does not believe that the foregoing legal action or other possible actions should have a material adverse impact on Seligman or the Seligman Funds; however, there can be no assurance of this, or that these matters and any related publicity will not result in reduced demand for shares of the Seligman Funds or other adverse consequences.